UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

May 22, 2007

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1 st Sec., OSE 1 st Sec.)

Announcement Regarding Repurchase of Own Shares (Common Shares)

(Repurchase of Own Shares pursuant to Section 2 of Article 165 of the Company Law)

We, Mizuho Financial Group, Inc., hereby notify that the Board of Directors today has resolved to repurchase our common shares pursuant to Article 165 and Article 156 of the Company Law, as described in detail below.

1. Reason for Repurchase

Repurchase will be made for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period from July 1, 2008.

2. Details of Repurchase

(1)	Type of shares to be repurchased:

Shares of common stock of Mizuho Financial Group, Inc.

(2)	Aggregate number of shares to be repurchased:

Up to a maximum of 250,000 shares

(3)	Aggregate amount of repurchase:

Up to a maximum of 150 billion yen

(4)	Period of repurchase

From June 1 to November 30, 2007 (6 months)

3. Miscellaneous

We plan to cancel all the common shares repurchased.

While the resolution at this time sets up a limit for repurchasing our common shares at the aggregate amount shown above, we will continue to consider setting up additional repurchase limits and conducting share repurchases for the same purpose as described in section 1 above, based on market conditions, our earnings trend and other factors.

Reference

Treasury shares as of March 31, 2007:

Number of shares outstanding (excluding treasury shares):	11,868,781.93 shares
Number of treasury shares:	3,413.56 shares

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to repurchase of own shares (common shares) and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.